**Mercedes-Benz Auto Receivables Trust 2019-1**
**Investor Report**

Collection Period Ended      28-Feb-2023

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 42 | | | |
| Collection Period (from... to) | 1-Feb-2023 | 28-Feb-2023 | | |
| Determination Date | 13-Mar-2023 | | | |
| Record Date | 14-Mar-2023 | | | |
| Distribution Date | 15-Mar-2023 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Feb-2023 | 15-Mar-2023 | Actual/360 Days | 28 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Feb-2023 | 15-Mar-2023 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 360,800,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 511,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2B Notes | 50,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-3 Notes | 464,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-4 Notes | 128,560,000.00 | 103,757,325.56 | 92,742,820.05 | 11,014,505.51 | 85.675992 | 0.721397 |
| **Total Note Balance** | **1,514,360,000.00** | **103,757,325.56** | **92,742,820.05** | **11,014,505.51** | | |
| | | | | | | |
| Overcollateralization | 38,846,436.21 | 38,830,160.91 | 38,830,160.91 | | | |
| Adjusted Pool Balance | 1,553,206,436.21 | 142,587,486.47 | 131,572,980.96 | | | |
| Yield Supplement Overcollateralization Amount | 61,799,793.88 | 4,274,666.45 | 3,857,807.43 | | | |
| **Pool Balance** | **1,615,006,230.09** | **146,862,152.92** | **135,430,788.39** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,846,436.21 | 2.50% |
| Target Overcollateralization Amount | 38,830,160.91 | 2.50% |
| Current Overcollateralization Amount | 38,830,160.91 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.000000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 2.040000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2B Notes | 4.767860% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-3 Notes | 1.940000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-4 Notes | 2.040000% | 176,387.45 | 1.372024 | 11,190,892.96 | 87.048016 |
| **Total** | | **$176,387.45** | | **$11,190,892.96** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 11,154,365.08 | (1) Total Servicing Fee | 122,385.13 |
| Interest Collections | 490,764.74 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 176,023.78 | (2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.) | 0.00 |
| Recoveries | 50,737.22 | | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 176,387.45 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 44,353.99 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **11,916,244.81** | (6) Regular Principal Distributable Amount | 11,014,505.51 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **11,916,244.81** | (8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)] | 0.00 |
| | | (9) Excess Collections to Certificateholders | 602,966.72 |
| | | **Total Distribution** | **11,916,244.81** |

## Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 122,385.13 | 122,385.13 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 176,387.45 | 176,387.45 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 176,387.45 | 176,387.45 | 0.00 |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2B  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 176,387.45 | 176,387.45 | 0.00 |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 11,014,505.51 | 11,014,505.51 | 0.00 |
| Aggregate Principal Distributable Amount | 11,014,505.51 | 11,014,505.51 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 3,883,016.09 |
| Reserve Fund Amount - Beginning Balance | 3,883,016.09 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 11,254.33 |
| minus Net Investment Earnings | 11,254.33 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,883,016.09 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 11,254.33 |
| Net Investment Earnings on the Collection Account | 33,099.66 |
| Investment Earnings for the Collection Period | 44,353.99 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---|---|
| Cutoff Date Pool Balance | 1,615,006,230.09 | 50,838 |
| | | |
| Pool Balance beginning of Collection Period | 146,862,152.92 | 13,401 |
| Principal Collections | 8,379,442.36 | |
| Principal Collections attributable to Full Pay-offs | 2,774,922.72 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 276,999.45 | |
| Pool Balance end of Collection Period | 135,430,788.39 | 12,835 |
| Pool Factor | 8.39% | |

| | As of Cutoff Date | Current |
|---|---|---|
| Weighted Average APR | 3.71% | 4.07% |
| Weighted Average Number of Remaining Payments | 52.01 | 19.16 |
| Weighted Average Seasoning (months) | 12.33 | 51.63 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---|---|---|
| Current | 133,805,422.44 | 12,732 | 98.80% |
| 31-60 Days Delinquent | 1,163,146.19 | 78 | 0.86% |
| 61-90 Days Delinquent | 328,360.43 | 17 | 0.24% |
| 91-120 Days Delinquent | 133,859.33 | 8 | 0.10% |
| Total | 135,430,788.39 | 12,835 | 100.00% |

| | |
|---|---|
| **Delinquency Trigger** | **2.302%** |
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | 0.341% |
| Delinquency Trigger occurred | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| | Current | | Cumulative | |
|---|---|---|---|---|
| Losses (1) | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 276,999.45 | 19 | 24,306,273.83 | 839 |
| Principal Net Liquidation Proceeds | 175,700.97 | | 8,080,039.46 | |
| Principal Recoveries | 49,078.62 | | 10,726,076.87 | |
| Principal Net Loss / (Gain) | 52,219.86 | | 5,500,157.50 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---|
| Current Collection Period | 0.444% |
| Prior Collection Period | 0.841 % |
| Second Prior Collection Period | 0.017 % |
| Third Prior Collection Period | 0.301 % |
| Four Month Average | 0.401% |

| | |
|---|---|
| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.341% |
| **Average Net Loss / (Gain)** | 6,555.61 |

(1) Losses include accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.